Prospectus addendum To the prospectus dated April 15, 2016 and the prospectus supplement dated April 15, 2016	Registration Statement Nos. 333-209682 and 333-209682-01 Dated April 24, 2017 Rule 424(b)(3)

From and including April 24, 2017, JPMorgan Chase Financial Company LLC is an indirect, wholly owned finance subsidiary of JPMorgan Chase & Co. Prior to April 24, 2017, JPMorgan Chase Financial Company LLC was a direct, wholly owned finance subsidiary of JPMorgan Chase & Co.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this prospectus addendum or the prospectus supplement or the prospectus. Any representation to the contrary is a criminal offense.

The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

April 24, 2017